BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 6/30/2009

	1 Year	3 Year	5 Year	Annualized Since Inception (1/1/02)
Blue Chip Investor Fund	-22.58%	-9.12%	-3.83%	-1.55%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Holdings (As of June 30, 2009)

Blue Chip Investor Fund Share Price: $72.27 on 6/30/2009

Quantity	Description	Ticker	Cusip	Current	Percent
40.000	BERKSHIRE HATHAWAY, INC. CLASS A	BRKA	084670108	$3,600,000.00	26.51%
25,000.000	AFLAC, INC.	AFL	001055102	777,250.00	5.72%
30,000.000	WELLS FARGO & CO.	WFC	949746101	727,800.00	5.36%
14,000.000	FISERV, INC.	FISV	337738108	639,940.00	4.71%
15,000.000	HEWLETT PACKARD CO.	HPQ	428236103	579,750.00	4.27%
19,000.000	WALGREEN CO.	WAG	931422109	558,600.00	4.11%
23,000.000	AMERICAN EXPRESS CO.	AXP	025816109	534,520.00	3.94%
14,300.000	ILLINOIS TOOL WORKS, INC.	ITW	452308109	533,962.00	3.93%
20,000.000	UNITEDHEALTH GROUP, INC.	UNH	910581107	499,600.00	3.68%
15,000.000	EMERSON ELECTRIC CO.	EMR	291011104	486,000.00	3.58%
10,000.000	WAL MART STORES, INC.	WMT	931142103	484,400.00	3.57%
15,000.000	OMNICOM GROUP, INC.	OMC	681919106	473,700.00	3.49%
8,000.000	PEPSICO, INC.	PEP	713448108	439,680.00	3.24%
24,000.000	HARLEY DAVIDSON, INC.	HOG	412822108	389,040.00	2.87%
15,000.000	MICROSOFT CORP.	MSFT	594918104	356,550.00	2.63%
6,000.000	MCDONALDS CORP	MCD	580135101	344,940.00	2.54%
6,000.000	JOHNSON & JOHNSON	JNJ	478160104	340,800.00	2.51%
10,000.000	FASTENAL CO.	FAST	311900104	331,700.00	2.44%
9,300.000	AUTOMATIC DATA PROCESSING, INC	ADP	053015103	329,592.00	2.43%
9,100.000	ACCENTURE LTD.	ACN	G1150G111	304,486.00	2.24%
6,000.000	COCA COLA CO.	KO	191216100	287,940.00	2.12%
6,000.000	ABBOTT LABORATORIES	ABT	002824100	282,240.00	2.08%
5,000.000	PROCTER & GAMBLE CO.	PG	742718109	255,500.00	1.88%
304,740.000				$13,557,990.00	99.85%
	Cash & Miscellaneous			20,628.21	0.15%
	Net Assets			$13,578,618.21	100.00%